UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Concurrent Computer Corporation

(Exact name of the registrant as specified in its charter)

Delaware	001-37706	04-2735766
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

4375 River Green Parkway, Suite 100, Duluth, Georgia		30096
(Address of principal executive offices)		(Zip code)

Warren Sutherland (678) 258-4000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016

Section 1 -- Conflict Minerals Disclosure

Section 1.01 Conflict Minerals Disclosure

Concurrent Computer Corporation (“Concurrent,” the “Company,” “we,” “our,” or “us,”) provides software, hardware and professional services for the video market and the high-performance, real-time market. During the period from January 1, 2016 to December 31, 2016 (the “Reporting Period”), our business was comprised of two segments for financial reporting purposes, products and services, which we provided for each of these markets. Our video solutions consisted of software, hardware, and services for content delivery solutions. Our video solutions and services were deployed by video service providers for distribution of video to consumers to manage their video services and operations. Our real-time products consisted of real-time Linux® operating system versions, development tools and other system software combined, in most cases, with computer platforms and services. These products were sold to a wide variety of companies seeking high-performance, real-time computer solutions in the military, aerospace, financial and automotive markets around the world.

On May 15, 2017, the Company completed the sale and transfer of certain assets and certain liabilities primarily related to the Company’s “Linux and real-time” business pursuant to an Asset Purchase Agreement (the “Purchase Agreement”), dated as of May 15, 2017, with Real Time, Inc. (the “Purchaser”) for $35 million; provided that, pursuant to the terms of the Purchase Agreement, the Company and its wholly-owned subsidiary Concurrent Computer Corporation (France) (“Concurrent France”) will sell and transfer their respective equity interests in Concurrent High Performance Solutions Europe, which constitutes the European operations of the Company’s “Linux and Real-Time” business, upon receipt of French regulatory approval.

For purposes of the Company’s conflict minerals analysis in this Form SD, the Company considered the specific products that it manufactured or contracted to manufacture and delivered to its customers during the Reporting Period as “completed.” Therefore, in connection with this Form SD and the attached exhibit, the term “Completed Products” refers to the specific products that the Company manufactured or contracted to manufacture and delivered to its customers during the Reporting Period.

The Company’s reasonable country of origin inquiry (“RCOI”) was designed to identify whether Conflict Minerals were contained in the Completed Products and to determine whether any Conflicts Minerals utilized in the Completed Products may have originated in the Democratic Republic of the Congo or adjoining country (collectively the “DRC”).

Based on the RCOI, the Company has determined that, with respect to the Completed Products, it has reason to believe that a limited amount of necessary Conflict Minerals contained in some Completed Products may have originated in the DRC.

The Company proceeded to conduct due diligence as described in the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD and available, along with this Form SD, on the Company’s website at http://ccur.com/compliance/. As a result, a Conflict Minerals Report, as required by Rule 13-p1, is provided as an exhibit to this specialized disclosure.

This Form SD and the Conflict Minerals Report filed as Exhibit 1.01 contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. Forward-looking statements also include any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects,” and similar expressions. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its Form 10-K for the fiscal year 2016 and other forms filed by the Company with the SEC.

Any references to the Company website in this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 are for convenience only and the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report of Concurrent Computer Corporation as required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 -- Exhibits

Section 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Concurrent Computer Corporation

By:	/s/ Derek Elder	Date:	May 25, 2017
Name:	Derek Elder
Title:	President & CEO

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